BEYOND AIR, INC.

900 Stewart Avenue, Suite 301

Garden City, NY 11530

February 5, 2026

VIA EDGAR

Securities and Exchange Commission

Division of Corporate Finance

Office of Industrial Applications and Services

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Conlon Danberg

Re:	Beyond Air, Inc.

Registration Statement on Form S-3

File No. 333-293075

Ladies and Gentleman:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned respectfully requests that the effective date of the above-referenced Registration Statement be accelerated so that the same will become effective at 5:00 PM ET on February 9, 2026, or as soon thereafter as is practicable.

Very truly yours,

BEYOND AIR, INC.

By:	/s/ Steven Lisi
Names:	Steven Lisi
Title:	Chief Executive Officer; Chairman